SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 12)

GOLD KIST INC.

(Name of Subject Company)

GOLD KIST INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

380614107

(CUSIP Number of Class of Securities)

John Bekkers

Chief Executive Officer

Gold Kist Inc.

244 Perimeter Center Parkway, N.E. Atlanta, GA 30346

Telephone: (770) 393-5000

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Dennis O. Garris

W. Scott Ortwein

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this amendment is to amend Item 8. Additional Information.

Item 8.	Additional Information

Item 8 is hereby amended and supplemented by adding the following at the end thereof.

The Revised Offer expired at 5:00 p.m., New York City time, on December 27, 2006. Based on information provided by Pilgrim’s Pride and Pilgrim Sub, as of such time, a total of 45,343,812 Shares had been tendered and not withdrawn from the Revised Offer, representing approximately 88.87% of the outstanding Shares, based upon 51,024,977 outstanding Shares as of December 3, 2006. Of the total number of Shares tendered and not withdrawn from the Revised Offer, 2,366,878 Shares were tendered subject to guaranteed delivery. Pilgrim Sub has accepted for payment in accordance with the terms of the Revised Offer all Shares validly tendered and not withdrawn prior to the expiration of the Revised Offer.

On December 28, 2006, Pilgrim’s Pride and Pilgrim Sub announced a subsequent offering period for all remaining Shares that have not been tendered, commencing as of 9:00 a.m., New York City time on December 28, 2006 and expiring on January 5, 2007 at 5:00 p.m., New York City time. During the subsequent offering period, Pilgrim Sub will immediately accept for payment and promptly pay for validly tendered Shares as they are tendered. Stockholders who tender Shares during such period will be paid the same $21.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, paid during the initial offering period. The procedures for accepting the Revised Offer and tendering Shares during the subsequent offering period are the same as those described for the Revised Offer in the Offer to Purchase and the supplement thereto, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn. Pilgrim Sub may extend the subsequent offering period. If the subsequent offering period is extended, Pilgrim Sub will notify the depositary for the Revised Offer and issue an announcement to that effect prior to 9:00 a.m., New York City time, on the next business day following the date the subsequent offering period was scheduled to expire.

On December 27, 2006, in accordance with the Merger Agreement, each of the Company’s Directors, other than Mr. A.D. Frazier, submitted irrevocable letters of resignation from the board of directors of the Company and each of its subsidiaries, as well as from any committees of any of such boards. Such resignations are effective upon effectiveness of the resolutions of the Company’s Board of Directors described below.

Also on December 27, 2006, in accordance with the Merger Agreement, the Board of Directors of the Company adopted by unanimous written consent resolutions accepting the resignations of the Company’s directors, reducing the total number of directors of the Company from nine to six and appointing Messrs. Lonnie “Bo” Pilgrim, O.B. Goolsby, Jr., Richard A. Cogdill, Keith W. Hughes and Vance C. Miller, Sr. as directors of the Company to fill the vacancies created by such resignations. Such persons were designated for appointment as directors of the Company by Pilgrim Sub pursuant to the Merger Agreement. Each of such persons is a director of Parent and Messrs. Pilgrim, Goolsby and Cogdill are Chairman of the

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Board, President and Chief Executive Officer, and Chief Financial Officer, respectively, of Parent. The resignations of the Company’s directors, the reduction of the size of the Company’s board and the appointment of Parent’s designees to fill the vacancies on the Company’s Board of Directors will be effective upon Pilgrim Sub’s purchase of and payment for the Shares tendered prior to the Expiration Date pursuant to the Revised Offer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2006

GOLD KIST INC.

By:	/S/ STEPHEN O. WEST
(Vice President and Chief Financial Officer)

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